SANTA FE FINANCIAL CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR


May 22, 2009

Robert Telewicz
Senior Staff Accountant
Howard Efron
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, D.C. 20549

Re:  Santa Fe Financial Corporation
     Form 10-KSB for the fiscal year ended June 30, 2008
     File No. 0-06877

Dear Mr. Telewicz and Mr. Efron:

This letter is in response to your further comment letter dated April 16, 2009 regarding the Form 10-KSB for the fiscal year ended June 30, 2008 of Santa Fe Financial Corporation ("Santa Fe" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------

Financial Statements
--------------------

Consolidated Statements of Operations, page 34
----------------------------------------------

1. We have considered your response to our prior comment. Please revise your income statement presentation to comply with Rule 5-03 of Regulation S-X.


RESPONSE:

The Company will revise its income statement presentation in future filings, beginning with its Form 10-Q for the quarterly period ended March 31, 2009, to comply with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Business and Significant Accounting Policies and Practices
-------------------------------------------------------------------

Minority Interest, page 40
--------------------------

2. We have considered your response to our prior comment 2. It is not clear from your response whether all of the minority interest holders in Justice have a binding obligation to fund the accumulated deficits of the limited partnership. Please explain to us how your current accounting treatment complies with GAAP or revise your financial statements accordingly.

RESPONSE:

As of June 30, 2008, the Company had recorded an asset related to the minority interest in Justice Investors. The Company's accounting treatment complies with GAAP since Evon Corporation (as a general and limited partner) and its related limited partners have a present, binding legal obligation to make good on the losses of Partnership and to fund its accumulated deficits. The presence of such an obligation on the part of the minority interest holders is an exception to the general rule set forth under FASB ARB No. 51, para. 15 - Consolidated Financial Statements-Minority Interests.

While the legal obligations of the other general partner and minority interests discussed above are sufficient to support the recording of the minority interest asset under GAAP, the Company also considered other factors in support of its recoverability. Since fiscal 2007, the operations of the Hotel have continued to generate positive cash flows and the Partnership is expected to generate significant net taxable income in the future, especially when the substantial accelerated depreciation and amortization expenses attributable to the renovation of the Hotel start to decrease in fiscal 2010. In addition, the Hotel is estimated to have approximately $50,000,000 in equity available to the Partnership to meet it current and future obligations.


Note 14 - Income Taxes, page 42
-------------------------------

3. We have considered your response to our prior comment 5. Given the recent history of losses of Portsmouth square, and the poor economic outlook for the hotel, we remain unclear how you have been able to conclude that no valuation allowance is necessary for the deferred tax assets of Portsmouth. Please explain to us how you have applied the guidance in Paragraphs 23 and 24 of SFAS 109 in concluding that there is adequate positive evidence that your deferred tax assets will be realized to warrant not recording a valuation allowance. In addition, please provide us with an analysis of the timing of the reversal of your deferred tax liabilities compared to the reversal of your deferred tax assets.


RESPONSE:

The InterGroup Corporation ("InterGroup") is the parent company of Santa Fe, and Portsmouth Square, Inc. ("Portsmouth") is a 68.8% owned subsidiary of

Santa Fe. Although consolidated for financial reporting, InterGroup, Santa Fe and Portsmouth are each separate tax paying entities and are viewed as such for tax purposes.

Santa Fe, on a standalone tax basis, generates taxable income from two small apartment buildings and from its investment portfolio. However, due to the limited amount of income generated from its two apartment complexes and investment portfolio, as of June 30, 2008, all of its deferred tax assets totaling $1.2 million were considered impaired and an impairment loss was recorded for the entire amount.

The Staff specifically requested that the Company explain how it applied the guidance in Paragraphs 23 and 24 of SFAS 109, particularly as it relates to Justice Investors and the Hotel operations. We supplement our prior response as follows:

Paragraph 23 of SFAS 109 provides the following guidance:

   "23. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include (but are not limited to) the following:

      a. A history of operating loss or tax credit carryforwards expiring unused

      b. Losses expected in early future years (by a presently profitable entity)

      c. Unsettled circumstances that, if unfavorably resolved, would affect future operations and profit levels on a continuing basis in future years

      d. A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business."


Application of SFAS 109, Paragraph 23, Guidance:
-----------------------------------------------

Negative Evidence
-----------------

1. Cumulative Losses

We recognize that Portsmouth has had a recent history of losses, primarily due to losses of Justice Investors ("Justice" or the "Partnership") resulting from the temporary shutting down of the operations of the Hotel in May 2005 to undertake a complete renovation and repositioning of the Hotel from a Holiday Inn to a full service Hilton. As part of that renovation, the Partnership spent approximately $37,000,000 in direct construction and renovation costs. In addition, the Partnership incurred a loss of approximately $1,991,000 on disposition of assets in fiscal 2005 related to the closing of the Hotel.

The following table sets forth the income (loss) of Justice Investors for the fiscal years ended June 30, 2003 to June 30, 2008 attributable to Portsmouth (deducting minority interest) and the total income (loss) before income taxes of Portsmouth.

      Fiscal Year           Justice             Portsmouth
     Ended June 30,       Income (Loss)        Income (Loss)
     --------------       -------------        ------------
        2003(1)           $ 1,568,000           $ 2,370,000
        2004(1)           $ 3,428,000           $ 5,551,000
        2005(2)           $(2,091,000)          $(4,302,000)
        2006(3)           $(4,288,000)          $(3,307,000)
        2007(4)           $(2,167,000)          $(2,524,000)
        2008(4)           $(  611,000)          $(3,219,000)

(1) During fiscal years 2003 through 2004, the Hotel was leased to Felcor Lodging trust and operated as a Holiday Inn.

(2) For fiscal year 2005, the Felcor lease was terminated and the Hotel was operated by a third party management company while the Partnership searched to move the Hotel up-market with a new franchise agreement. After reaching an agreement with Hilton Hotels, the Hotel was shut down for major renovations in May 2005 to be repositioned as a full service Hilton. At that time, Justice incurred a loss of approximately $1,991,000 on disposition of assets in conjunction with the closing of the Hotel.

(3) During fiscal 2006 the Hotel was temporarily closed for seven months until it reopened in January 2006 as a Hilton with a limited number of rooms available. The Hotel did not transition into full operations until the end of February 2006. The Hotel incurred significant start up costs in reopening the Hotel. As typical in the industry for hotels that shut down operations for major renovations, it took several months for the Hotel to ramp up operations and to start generating operating income. Together with the significant depreciation and amortization expenses resulting from the improvements made to the Hotel, the Partnership sustained significant losses in fiscal 2006.

(4) Beginning fiscal year ending June 30, 2007, the results of operations for Justice were consolidated with those of the Company. Prior to that, the Company's investment in Justice was accounted for under the equity method.

ANALYSIS:
--------

Prior to the Partnership's decision to terminate the Felcor lease and to reposition the Hotel from a Holiday Inn to a Hilton, Justice had a long history of generating significant taxable income to Portsmouth. However, by Fiscal 2004, the Hotel was approximately 35 years old and in need of significant capital improvements. Felcor had indicated that it was not prepared to fund such improvements and would opt to terminate its lease effective December 31, 2004 and not exercise its option for another 5-year term.

Rather than wait for the expiration of the lease term, Justice negotiated a termination of the Felcor lease effective June 30, 2004. That decision was part of a long-term business plan to totally renovate the Hotel and to take the Hotel up-market by repositioning it as a full service Hilton.

That business plan required the closing of the Hotel for a period of more than seven months and the expenditure of approximately $37,000,000 in renovation costs. As part of that plan, the Partnership anticipated and budgeted for significant losses while the Hotel was temporarily closed for renovations and for the period of time when the Hotel ramped up operations after reopening. Those losses were considered by management to be temporary in nature and a natural consequence of its business plan to renovate and reposition the Hotel. In addition, Justice commissioned a cost-segregation study which allowed the Partnership to accelerate depreciation on certain aspects of the renovation project resulting in greater depreciation and amortization costs for tax purposes in the first five years after the reopening of the Hotel.

While the losses attributable to Justice Investors and the operations of the Hotel since fiscal 2005 can be considered negative evidence under Paragraph 23 of SFAS 109, those losses were anticipated as part of the business plan instituted by management to upgrade and reposition the Hotel to make it more competitive and profitable in the future. As discussed below under positive evidence, those losses have been in line with that plan and the Hotel has been generating positive cash flows since June 2006.

2. Other Negative Evidence

The other examples of negative evidence set forth in Paragraph 23 of SFAS are not applicable.

      * Portsmouth does not have a history of operating loss or tax credit carryforwards expiring. In fact, Portsmouth has never experienced such expirations. As discussed below, Portsmouth's net operating losses do not start to expire until 2023 for federal tax purposes and 2013 for state tax purposes.

      * As of the date of its assessment for its Form 10-KSB for the fiscal year ended June 30, 2008, management did not expect losses in early future years. As discussed below, based on the continuing improvement in the operating results of the Hotel, the decrease in future depreciation and amortization expenses and other positive indicators, the Company expects that the Hotel will generate sufficient taxable income to fully realize its deferred tax asset.

      * There were no "unsettled circumstances" that, if unfavorably resolved, would adversely affect future operations or profit levels on a continuing basis in future years. While the downturn in the economy began to impact the San Francisco hotel industry in the later part of September 2008, that was after management's assessment of its deferred tax assets as of June 30, 2008. Furthermore, the Company generated income from Hotel operations of $241,000 for the three months ended September 30, 2008.

      * The Company's carryforward periods are very long and will not limit realization of its deferred tax asset.

Application of SFAS 109, Paragraph 24, Guidance:
-----------------------------------------------

Positive Evidence
-----------------

Paragraph 24 of SFAS 109 provides examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence including (but not limited to) the following:

      a. Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

      * While this example appears relate to manufacturing and retail sales, management did consider current and future occupancy, room rates, costs structures and economic conditions as part of its projections and assessment which are discussed below.

      b. An excess of appreciated value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset.

      * The most recent appraisal of the Hotel as of the filing of the Company's Form 10-KSB for the fiscal year ended June 30, 2008, estimated the fair market value to be approximately $111,600,000. As reflected on Portsmouth's Consolidated Balance Sheet as of June 30, 2008, the investment in hotel, net, was $39,495,000 and the investment in real estate was $973,000. Based on those numbers, there is more than sufficient appreciated value in the Hotel over its tax basis to realize the Company's deferred tax asset.

      c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

      * Prior to the temporary closing of the Hotel for major renovations and repositioning, the Company had a strong earnings history and Justice provided significant taxable income from the Hotel. For the fiscal years ended June 30, 2003 and 2004, Portsmouth reported pre-tax income of $2,370,000 and $5,551,000, respectively. Effective May 2005, the Partnership decided to temporarily close down the operations of the Hotel as part of a comprehensive business plan to completely renovate and reposition the Hotel as a full service Hilton. As discussed in more detail below, the losses associated with the closing, renovation, repositioning and reopening of the Hotel were expected and budgeted for as part of a long range plan to make the Hotel more competitive and be able generate greater income in the future. As such, management considered the losses associated with the implementation of that plan to be infrequent and extraordinary items that will reverse in the future and are not a continuing condition.

Other Positive Evidence:
-----------------------

1. Long Expiration Period for Net Operation Loss Carryforwards

Set forth below are schedules of the amounts and the expiration years of Portsmouth's net operation loss ("NOL") carryforwards with their expiration years for both Federal and State of California as of June 30, 2008. For Federal tax purposes the NOL carryforwards do not begin to expire until 2023 and for State tax purposes the NOL carryforwards do not begin to expire until 2013.

                              Federal NOL
                              -----------

               NOL Carryforward          Expiration Year
               ----------------          ---------------
                 $   397,229                 2023
                 $   109,580                 2024
                 $ 3,149,187                 2025
                 $ 3,276,442                 2026
                 $ 2,873,568                 2027
                 $   494,994                 2028
                 -----------
         TOTAL:  $10,301,000

                              California NOL
                              --------------

               NOL Carryforward          Expiration Year
               ----------------          ---------------
                 $   137,932                 2013
                 $         -                 2014
                 $ 2,894,977                 2015
                 $ 3,328,285                 2016
                 $ 2,873,568                 2017
                 $   791,238                 2018
                 -----------
         TOTAL:  $10,026,000

The fact that the Company has approximately 15 years before its NOL carryforwards start to expire for Federal tax purposes and approximately 5 years for State tax purposes is strong positive evidence that the Company should be able to realize its deferred tax asset. To the extent that the Company is not generating sufficient taxable income in the future as these NOL carryforwards approach expiration, it will reduce its deferred tax assets by an appropriate valuation allowance.


2. Improving Operating Trends of the Hotel Year over Year

Average daily room rates, occupancy, revenue per available room ("RevPar") and total hotel revenues have continued to improve since the reopening of the Hotel in January 2006 through fiscal year ended June 30, 2008. The following table sets forth the total revenues, average daily room rate, occupancy percentage and RevPar for the Hotel for the years ended June 30, 2008 and 2007 and for the five an one-half months of operations for the year ended June 30, 2006.

  Year Ended      Total Hotel      Average        Average
   June 30,        Revenues       Daily Rate     Occupancy%       RevPar
  ----------      -----------     ----------     ----------       ------
     2008         $37,778,000        $175          84.1%           $148
     2007         $31,715,000        $160          75.8%           $122
     2006         $ 9,999,000        $147          50.2%           $ 74

These improving trends provided positive evidence to support to management's conclusions that the Hotel operations will be profitable in the future and that the Company will be able to fully realize its deferred tax asset as reported in its Form 10-KSB for the period ended June 30, 2008. It is significant to note that the downturn in the economy did not begin to have any significant impact on the hotel industry in San Francisco until the end of September 2008. Management's assessment of the future profitability of the Hotel was based on all the information available at that time, including the above actual operating results. At that time, management was still expecting continuing improvement as reflected by this forward looking statement at Page 17 of its 10-KSB, "While we expect operating revenues of the Hotel to continue to grow, that growth will probably be at a slower pace due to the uncertain economy and the impact of rising fuel costs on travel."


3. Improving Quarterly and Annual Hotel Operating Results and Cash Flows

In making its assessment, management also considered the improving trends in the operating results of the Hotel year over year and for comparable quarters. Management also looked at the impact that depreciation and amortization expenses had on those results. The following table sets forth the income
(loss) from hotel operations for the two most recent fiscal years and respective quarterly periods.

                   Income (Loss)                       Income (Loss) before
                    From Hotel       Depreciation &      Depreciation and
  Fiscal 2008       Operations        Amortization     Amortization Expense
----------------   -------------     --------------    --------------------
Quarter  9/30/07   $   (511,000)      $ (1,083,000)      $   572,000
Quarter 12/30/07   $   (555,000)      $ (1,118,000)      $   563,000
Quarter  3/31/08   $   (530,000)      $ (1,105,000)      $   575,000
Year end 6/30/08   $ (1,413,000)      $ (4,463,000)      $ 3,050,000

  Fiscal 2007
----------------
Quarter  9/30/06   $   (731,000)      $ (1,034,000)      $   303,000
Quarter 12/30/06   $   (912,000)      $ (1,040,000)      $   128,000
Quarter  3/31/07   $ (1,603,000)      $ (1,042,000)      $  (561,000)
Year end 6/30/07   $ (4,590,000)      $ (4,172,000)      $  (418,000)

The table shows that income from hotel operations improved dramatically from fiscal year ended June 30, 2007 to fiscal year ended June 30, 2008 as well as in each comparable quarter. The table also highlights the significant impact that depreciation and amortization expenses have on the reported income (loss) from hotel operations and the fact that the hotel operations began to generate healthy cash flows throughout fiscal 2008.

4. Favorable Net Operating Income Projections as of June 30, 2008

In support of its assessment for fiscal year ended June 30, 2008, management also considered five-year net operating income projections for Justice Investors based on actual Hotel operating results, Hotel operating forecasts provided by Prism and the Hotel executive management, as well as hotel industry reports. These projections incorporated all information available to management at the time of its assessment which was made before the downturn in the San Francisco hotel market at the end of September 2008.

Since Justice is a limited partnership and files income tax returns on a calendar year, the projections were also made on a calendar basis. The following table sets forth the projected net operating income for Justice Investors for the calendar years 2008 through 2012 which was considered by management in making its assessment as of June 30, 2008. Since depreciation and amortization expense is a very important component of those projections, we have also set forth the projected tax depreciation and amortization expenses for those years.

                       2008         2009         2010         2011         2012
                    ----------   ----------   ----------   ----------   ----------
Justice NOI         $  476,000   $3,486,106   $4,397,084   $6,550,853   $8,048,738

Depreciation and    $4,050,226   $2,957,773   $3,152,184   $2,527,030   $1,773,957
 Amortization


Significant to note, is that annual depreciation and amortization expenses are projected to decrease significantly from 2008 to 2012 and will continue to decrease thereafter, unless new major improvements are made to the Hotel. Since the Hotel was just recently fully renovated, no major improvements to the hotel are anticipated in the foreseeable future. The decreases in depreciation and amortization expenses will flow through to the bottom line and will boost the Company's taxable income in the upcoming years.

Assuming a very conservative scenario where the economy does not improve and Hotel operating income, before depreciation and amortization, remains the same as it was for fiscal 2008 at $3,050,000 with only a 5% annual inflation factor, the taxable income generated by Hotel operations would look as follows for the next five years:

                                        Hotel Operations
                                        ----------------

                                 2009          2010          2011          2012         2013
                              -----------   -----------   ----------    ----------   -----------
Income before Depreciation    $ 3,202,000   $ 3,364,000   $ 3,532,000   $ 3,709,000   $ 3,894,000
 and Amortization

Depreciation and              ($2,957,773)  ($3,152,184)  ($2,527,030)  ($1,773,957)  $(1,639,827)
 Amortization                 -----------   -----------   -----------   -----------   -----------

Net Taxable Income            $   244,227   $   211,816   $ 1,004,970   $ 1,935,043   $ 2,254,173
                              ===========   ===========   ===========   ===========   ===========

CONCLUSION
----------

In performing its assessment of the Company's deferred tax assets as of June 30, 2008, management considered all evidence (both positive and negative) available at that time to determine whether, based on the weight of that evidence, a valuation allowance was needed. Among the guidance applied was Paragraphs 23 and 24 of SFAS 109.

While losses incurred in recent years were a negative indicator under Paragraph 23, those losses were expected and budgeted for as part of a long-range plan to make the Hotel more competitive and to generate greater income in the future. As such, management considered the losses associated with the implementation of that plan to be infrequent and extraordinary items that will reverse in the future and are not a continuing condition. As discussed above, the other examples of negative evidence set forth in Paragraph 23 were either not applicable or not a factor at the time of the assessment.

There was significant positive evidence under the guidance set forth in Paragraph 24 that management considered to outweigh any negative evidence. That evidence included the following:

      * There is an excess of appreciated value in the Hotel over the tax basis of the Company's net assets in an amount sufficient to realize the deferred tax asset.

      * Prior to the temporary closing of the Hotel for major renovations and repositioning, Portsmouth had a strong earnings history and Justice provided significant taxable income from the Hotel.

      * There is a long expiration period for the Company's net operating loss carryforwards for both Federal and State tax purposes and the Company does not have a history of having any such loss carryforwards expire.

      * The operating trends for the Hotel, including revenues, average room rates, occupancy and RevPar, have continued to improve year over year.

      * Hotel operating income and cash flows have continued to improve on a quarterly and annual basis and.

      * Depreciation and amortization expenses related to the renovation of the Hotel will steadily decrease in the next five years. The decrease in those expenses will flow directly to the bottom line and increase taxable income. Unless new improvements are made to the Hotel, those expenses will continue to decrease in later years.

      * Forecasts and projections from Prism and Hotel management showed significant increases in net operating income from Hotel operations in the next five years.

      * Even if Hotel operating income (before depreciation and amortization) stays at relatively the same levels as fiscal year ended June 30, 2008, due to economic conditions, taxable income from hotel operations would still increase significantly in the next five years as depreciation and amortization expenses decrease, allowing the Company to utilize any operating loss carryforwards that may be nearing expiration.

Based on the weight of the competing evidence available at the time of its assessment, management concluded that no valuation allowance for the Company's deferred tax asset recorded as of June 30, 2008 was required.

SUBSEQUENT EVENTS
-----------------

The staff also inquired how the Company was able to conclude that no valuation allowance is necessary for the deferred tax assets of Portsmouth given the "poor economic outlook for the hotel". As of date of management's assessment of Portsmouth's deferred tax assets for its Form 10-KSB for the period ended June 30, 2008, there were few, if any, negative indicators for the future economic outlook for the Hotel. The economic downturn in the San Francisco hotel market did not occur until the later part of September 2009, at the end of the Company's first quarter of fiscal 2009.

The Company's Form 10-Q for the period ended September 30, 2008 did have cautionary language that the Company expected that Hotel revenues would be lower in fiscal 2009. By the time that the Company filed its Form 10-Q in November 2008, it already had the benefit of having actual operating results for the month of October 2008 and a revised forecast for the remainder of the calendar year on which to base its forward looking statements.

With respect to the actual operating results for the three months ended September 30, 2008, the Company generated income from hotel operations of $241,000 (after depreciation and amortization expense of $1,097,000) compared to a loss of $508,000 for the three months ended September 30, 2007. That was a dramatic improvement over the comparable period in the prior year and the first period since the reopening of the Hotel that the Company posted net income from hotel operations after depreciation and amortization expense. While those results were obtained after management's assessment and the filing of its Form 10-KSB for the year ended June 30, 2008, they do support management's earlier conclusion that the hotel would generate taxable income in the future.

Since the Company's March 16, 2009 response to the staff's initial comment letter dated February 12, 2009, it has filed its Form 10-Q for the period ended March 30, 2009. Despite a significant decline in revenues due to very difficult economic conditions, the Company was able to keep the loss from hotel operations at $1,998,000 (after depreciation and amortization expense of $3,335,000) for the nine months ended March 31, 2009, compared to a loss of $1,593,000 (after depreciation and amortization expense of 3,306,000) for the nine months ended March 31, 2008. However, the results for the nine months ended March 31, 2009 included a one-time loss related to the termination of the hotel garage lease in the amount of $684,000. Without that special non-recurring charge, the results from hotel operations would have improved by approximately $279,000 over the prior period. The Company was able to achieve those results by dramatically cutting hotel operating expenses by approximately $3.5 million for the nine months ended March 31, 2009 over the prior period. Management believes that the reduction of those operating costs will put the Hotel in a position to generate much greater taxable income when the economy recovers.

Although the results of the hotel operations for first nine months of fiscal 2009 are below the projections made in conjunction with management's assessment at the end of the Company's fiscal year ended June 30, 2008, they are still on par or a little ahead of the prior year despite very difficult economic conditions. At this time, management views those results as a positive indicator that the operations of the Hotel will generate significant taxable income in the future, especially as depreciation and amortization expenses decrease in the next couple of years. Furthermore, the termination of the garage lease, effective October 1, 2008, is expected to generate approximately $300,000 in additional annual operating income through November 30, 2010 (the term of the installment sale agreement) and approximately $600,000 per year thereafter.

Management will continue to assess its deferred tax assets on an ongoing basis, based on the weight of available evidence, to determine whether it is more likely than not that those assets will be realized and to take any valuation allowance that may be needed.


In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer

cc:   John V. Winfield
      Michael G. Zybala
      Burr, Pilger & Mayer LLP
      Audit Committee